SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

CHINA XD PLASTICS COMPANY LIMITED

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

63945X103
(CUSIP Number)

Jie HAN
No. 9 Dalian North Road
Haping Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang Province, PRC 150060
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
6

SOLE VOTING POWER: 25,382,598*
7

NUMBER OF	SHARED VOTING POWER: 0
SHARES	8
BENEFICIALLY
OWNED BY
EACH	SOLE DISPOSITIVE POWER: 25,382,598*
REPORTING	9
PERSON
WITH

	10	SHARED DISPOSITIVE POWER: 0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,382,598*
11

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.2% of Common Stock and 100% of Series B Preferred Stock**
13

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
14

*
25,382,598 shares consist of (a) 24,382,598 shares of common stock, par value $0.0001 per share (“Common Stock”) and (b) 1,000,000 shares of Series B Preferred Stock of par value $0.0001 each (“Series B Preferred Stock”).

**
Based on 47,628,367 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited's recently filed Form 10-Q, as filed with the Securities and Exchange Commission on August 15, 2011.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Jie HAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION: People's Republic of China
6

SOLE VOTING POWER: 33,510,131*
7

NUMBER OF	SHARED VOTING POWER: 0
SHARES	8
BENEFICIALLY
OWNED BY
EACH	SOLE DISPOSITIVE POWER: 33,510,131*
REPORTING	9
PERSON
WITH

	10	SHARED DISPOSITIVE POWER: 0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,510,131*
11

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.26% of Common Stock and 100% of Series B Preferred Stock **
13

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
14

*
33,510,131 shares consist of (a) 8,127,533 shares of Common Stock directly owned by the Reporting Person and (b) 24,382,598 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person through his 100% ownership of XD. Engineering Plastics Company Limited.

**
Based on 47,628,367 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited's recently filed Form 10-Q, as filed with the Securities and Exchange Commission on August 15, 2011.

This Amendment No.2 to the Schedule 13D with respect to shares of China XD Plastics Company Limited (the “Issuer”) amends the Schedule 13D/A filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2011 (the “Prior 13D/A”) that amended the Schedule 13D filed with the SEC on January 16, 2008 by XD. Engineering Plastics Company Limited  (“XD Engineering”).   Jie HAN (with XD Engineering, each a “Reporting Person”), the sole shareholder of XD Engineering, may be deemed to be in a group with XD Engineering and is filing this statement on Schedule 13D/A No.2 with XD Engineering pursuant to a Joint Filing Agreement attached to the Prior 13D/A.  Unless otherwise stated herein, the Prior 13D/A with exhibits attached thereto remain in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Prior 13D/A.

ITEM 1. SECURITY AND ISSUER.

Item 1 is hereby incorporated by reference to the Original 13D/A.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby incorporated by reference to the Original 13D/A.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby incorporated by reference to the Original 13D/A.

ITEM 4. PURPOSE OF TRANSACTION

Item 4  is hereby incorporated by reference to the Original 13D/A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby incorporated by reference to the Original 13D/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to supplement the following:

Pursuant to a Securities Purchase Agreement (the “SPA”) entered into by and between the Issuer, MSPEA Modified Plastics Holding Limited (the “Purchaser”), and the Reporting Persons on August 15, 2011, which contemplates a private placement investment of the Issuer by the Purchaser (the “Transaction”), XD Engineering entered into a Share Pledge Agreement (the “Pledge Agreement”) with the Purchaser on September 28, 2011.   Pursuant to the Pledge Agreement, XD Engineering pledged 16,000,000 shares of Common Stock of the Issuer it holds (the “Pledged Shares”) to the Purchaser to secure certain obligations of the Issuer and each of the Reporting Persons (the “Secured Obligations”) under the SPA.  XD Engineering may not transfer or otherwise dispose of the Pledged Shares without the prior written consent of the Purchaser until satisfaction in full of the Secured Obligations.  No price was paid for the Pledged Shares by the Purchaser.

Except for the information set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Share Pledge Agreement, dated September 28, 2011, by and among MSPEA Modified Plastics Holding Limited and XD. Engineering Plastics Company Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XD. Engineering Plastics Company Limited

Date: September 29, 2011	By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Jie HAN
	By:	/s/ Jie HAN
Jie HAN

Exhibit A

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (as amended, supplemented or modified in accordance with the terms hereof, this “Agreement”), dated as of September 28, 2011 is entered into by and between MSPEA Modified Plastics Holding Limited, a company incorporated and existing under the laws of the Cayman Islands (the “Pledgee”) and XD. Engineering Plastics Company Limited, a corporation organized under the laws of the British Virgin Islands (the “Pledgor”).

WHEREAS, pursuant to the Securities Purchase Agreement, dated as of August 15, 2011 (the “Securities Purchase Agreement”), among the Pledgee, Mr. Jie Han, a citizen of the People’s Republic of China (“Mr. Han”), the Pledgor and China XD Plastics Company, a corporation organized and existing under Chapter 78 of the Nevada Revised Statutes of the State of Nevada (the “Company”), the Company has agreed to issue and sell to the Pledgee an aggregate of 16,000,000 shares of its series D junior convertible preferred stock, par value $0.0001 per share (the “Series D Preferred Stock”);

WHEREAS, in connection with the transactions contemplated by the Securities Purchase Agreement, the parties hereto, Mr. Han and the Company have entered into other Transaction Documents (as defined in the Securities Purchase Agreement);

WHEREAS, the Pledgor is a stockholder of the Company;

WHEREAS, in order to induce the Pledgee to enter into the transactions contemplated by the Transaction Documents the Pledgor has agreed to grant to the Pledgee a security interest in certain shares of the common stock of the Company, par value $0.0001 per share (the “Common Stock”) owned by the Pledgor as set forth in Schedule A attached hereto (the “Pledged Shares”) to secure the performance by the Company, Mr. Han and the Pledgor of their obligations under the Transaction Documents.

NOW, THEREFORE, in consideration of the premises and other consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees with the Pledgee, as follows:

Section 1.  Pledge.  The Pledgor hereby pledges, assigns and grants to the Pledgee, a first priority security interest and lien in the following property (the “Collateral”) to secure the payment and performance of the Secured Obligations (as defined below):

(a)
any and all right, title interests in the Pledged Shares including, without limitation, all certificates, agreements or instruments, if any, representing the Pledged Shares, any options and other rights of any nature whatsoever which may be issued or granted to the Pledgor in respect of the Pledgor’s interest in the Pledged Shares while this Agreement is in effect; and, subject to Section 6 of this Agreement, all income and benefits, including, without limitation, dividends, distributions payable or distributable in cash, property, or stock, registration rights and subscription rights, instruments and other property (the “Proceeds”) from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledgor’s interest in any of the foregoing; and

(b)
all additions, substitutes and replacements for and Proceeds of the property described in paragraph (a) above (including all shares or other proceeds arising out of conversions or splits of any securities described in paragraph (a) above).  Any securities received by the Pledgor which shall constitute such additions, substitutes and replacements for, or Proceeds of, the property described in paragraph (a) above, shall, if delivered to the Pledgor, be held in trust by the Pledgor for the Pledgee and shall be delivered immediately to the Pledgee.

Section 2.  Secured Obligations.  The following obligations (collectively, the “Secured Obligations”) are secured by the Collateral under this Agreement:

(a)
The full and prompt payment when due (whether at stated maturity, by redemption or acceleration or otherwise) of all debts, obligations and liabilities of the Pledgor (including liabilities for which the Pledgor is jointly and severally liable) and Mr. Han owing to the Pledgee, whether now existing or hereafter incurred, arising under the Transaction Documents and any and all renewals, extensions and rearrangements thereof, and the due performance and compliance by the Company, the Pledgor and Mr. Han with all of the terms, conditions and agreements contained in the Transaction Documents; and

(b)
All reasonable costs and expenses incurred by the Pledgee, including, without limitation, reasonable attorney’s fees and expenses, to enforce this Agreement and maintain, preserve, collect and realize upon the Collateral; provided, however, that the Pledgee shall notify the Pledgor and Mr. Han in writing as soon as possible if such costs and expenses are reasonably estimated to have reached US$100,000 (it being understood that no failure or delay of the Pledgee to so notify the Pledgor or Mr. Han shall prejudice the validity or status of the Secured Obligations).

Section 3. Procedure.

To the extent that the Pledgor at any time or from time to time owns, acquires or obtains any right, title or interest in any Collateral, such Collateral shall automatically (and without the taking of any action by the Pledgee) be pledged pursuant to Section 3 of this Agreement, and the Pledgor shall take such actions as the Pledgee shall reasonably request with respect thereto to perfect its security interest therein.  The Pledgor shall deliver all investment securities and other instruments and documents which are a part of the Collateral and in the Pledgor’s possession to the Pledgee, in a form suitable for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank with signatures appropriately guaranteed in form and substance suitable to the Pledgee.

Section 4.  Representations and Warranties.  The Pledgor hereby represents and warrants to the Pledgee as follows:

(a)
The Pledgor has full power and capacity to execute and deliver this Agreement and to incur and perform the obligations provided for herein.  No consent or approval of any governmental authority or other third party is or will be required as a condition to the enforceability of this Agreement.

(b)	This Agreement is duly authorized, executed and delivered by the Pledgor and is enforceable against the Pledgor in accordance with its terms.

(c)
The Pledgor is, and (as to any substitute Collateral) shall be, the sole record and beneficial owner of the Collateral, free and clear of any setoff, claim, restriction, pledge, lien, security interest, encumbrance or other charge of any type, except for (i) the security interest created by this Agreement and (ii) restrictions imposed by applicable laws, and, subject to the same exceptions, the Pledgor has and shall have the right to transfer such Collateral and to grant a security interest therein to the Pledgee as provided in this Agreement.

(d)
Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the fulfillment of, nor the compliance with, the terms, conditions or provisions hereof, will conflict with, result in a breach of, or constitute a default under (i) any relevant statute, law, ordinance, rule or regulation applicable to the Pledgor or the Collateral or (ii) any indenture, agreement or other instrument, or any judgment, order or decree, to which the Pledgor is a party or by which any of its assets including, without limitation, the Collateral, may be bound.  There is no litigation, claim or judicial, administrative or governmental proceeding of which the Pledgor has been notified or, to the knowledge of the Pledgor, threatened with respect to the Collateral, nor is there any basis for any such litigation, claim or proceeding.

(e)
The pledge of the Collateral pursuant to this Agreement creates a valid security interest in the Collateral and a perfected first priority security interest in the Collateral, securing the performance of the Secured Obligations.

(f)
No financing statement or similar notice covering any Collateral is or shall be on file in any recording office, and no other pledge or assignment thereof has been made, or shall have been made, other than in favor of the Pledgee.

Section 5.  Pledgor’s Covenants.  Until the payment and performance in full of all of the Secured Obligations, the Pledgor covenants that, unless the Pledgee otherwise consents in writing:

(a)
The Pledgor shall defend the Collateral against all claims and demands of all persons at any time claiming any interest therein adverse to the Pledgee.  The Pledgor shall keep the Collateral free from all claims, restrictions, encumbrances, security interests, pledges, liens, demands or charges of any type, except the security interest hereby created.

(b)
Except as contemplated by the Transactional Documents, the Pledgor shall not sell, assign, transfer, lease, lend, assign or otherwise hypothecate, pledge or encumber the Collateral or any interest therein nor reduce the Pledgor’s interest in any of the Collateral.  The Pledgor shall not consent to the amendment to any document, instrument or agreement governing the terms of the Collateral or the rights of the Pledgor with respect thereto except with the consent of the Pledgee.

(c)
The Pledgor shall pay all costs necessary to enforce the security interest created by this Agreement, including but not limited to taxes, assessments, reasonable attorney’s fees, legal expenses and expenses of sales.  Whether the Collateral is or is not in the Pledgee’s possession, and without any obligation to do so and without waiving the Pledgor’s default for failure to make any such payment, the Pledgee at its option may pay any such reasonable costs and expenses and discharge encumbrances on the Collateral, and such payments shall be a part of the Secured Obligations.

(d)
The Pledgor shall sign and deliver, at its own cost, any instruments furnished by the Pledgee, including, without limitation, financing statements and continuation statements, which are necessary or desirable in the good faith and reasonable judgment of the Pledgee to obtain, create, maintain and perfect the security interest hereunder and to enable the Pledgee to comply with any federal or state law in order to obtain, create or perfect the Pledgee’s interest in the Collateral or to obtain proceeds of the Collateral.

(e)	The Pledgor shall notify the Pledgee immediately of any change in the Pledgor’s place of business, and any change in any matter warranted or represented by the Pledgor in this Agreement.

(f)
The Pledgor appoints the Pledgee and any officer thereof as the Pledgor’s attorney-in-fact with full power in the Pledgor’s name and on the Pledgor’s behalf, from time to time after the occurrence and during the continuance of an “Event of Default”, to do every act which Pledgor is obligated to do or may be required to do hereunder; however, nothing in this paragraph shall be construed to obligate the Pledgee to take any action hereunder nor shall the Pledgee be liable to the Pledgor for failure to take any action hereunder.  This appointment shall be deemed a power coupled with an interest and shall not be terminable as long as any Secured Obligations are outstanding.

(g)
No renewal or extensions of or any other indulgence with respect to the Secured Obligations or any part thereof, no modification of the terms of the Transaction Documents, no release of any security, no delay in enforcement of payment, and no delay or omission or lack of diligence or care in exercising any right or power with respect to the Secured Obligations or any security therefor or guaranty thereof or under this Agreement shall in any manner impair or affect the rights of the Pledgee under any law, hereunder or under any other Transaction Documents.  The Pledgee shall not be required to file suit or assert a claim for personal judgment against any person for any part of the Secured Obligations or seek to realize upon any other security for the Secured Obligations, before foreclosing or otherwise realizing upon the Collateral.  The Pledgor waives any right that can be waived to the benefit of or to require or control application of any other security or proceeds thereof, and agrees that the Pledgee shall have no duty or obligation to the Pledgor to apply to the Secured Obligations any such other security or proceeds thereof.  The Pledgor waives any right to require that any action be brought against any other person or to require that resort be had to any other security.  The Pledgor further waives any right of subrogation or to enforce any right of action against any other obligor on any Secured Obligations or other pledgor to the Pledgee of collateral for the Secured Obligations.

(h)
Except to the extent required by the Transaction Documents, so long as any Secured Obligations remain outstanding, the Pledgor shall not create or incur or suffer to be created, incurred or exist any mortgage, pledge, lien, charge, security interest or other similar encumbrance of any kind upon the shares of the Common Stock held by the Pledgor that are not Pledged Shares.

(i)
Unless and until there shall have occurred an Event of Default, the Pledgor shall be entitled to exercise all voting rights, if any, attaching to any of the Collateral, and to give consents, waivers or ratifications in respect thereof; provided, that no such action shall violate or be inconsistent with the terms of the Transaction Documents.  All such rights of the Pledgor to vote and to give consents, waivers and ratifications shall cease in the case that an Event of Default shall occur and Section 9 of this Agreement shall then become applicable.

Section 6.  Dividends and Distributions.  Unless and until there shall have occurred  an Event of Default, all cash dividends, cash distributions, cash proceeds and other cash amounts payable in respect of the Collateral shall be paid to the Pledgor. The Pledgee shall be entitled to receive directly, and to retain as part of the Collateral all other or additional stock, notes, instruments or other securities or property (other than cash dividend or distribution) paid or distributed by way of dividend or otherwise in respect of the Collateral or by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation or similar corporate reorganization.  All dividends, distributions or other payments which are received by the Pledgor contrary to this Section 6 shall be received in trust for the benefit of the Pledgee, shall be segregated from other property of the Pledgor and shall be forthwith paid over to the Pledgee as Collateral in the same form received (with any necessary endorsement).

  Section 7.  Preservation of Collateral.

(a)
The Pledgee shall give to the Collateral the same degree of care and protection which it gives to its own property, provided, however, that it shall have no liability to the Pledgor for any losses, costs, expenses or damages due to any acts or omissions of third parties, or due to any acts of God or other causes beyond its control.  The Pledgee shall have no duty to preserve any rights with respect to any Collateral, including, without limitation, rights against prior parties, or to take, or to notify the Pledgor of the need to take, any action respecting any rights, privileges or options relating to any Collateral.  To replace any certificates, however, the Pledgor shall not be required to supply any bond or other indemnity.

(b)
The Pledgor shall furnish to the Pledgee, promptly upon receipt thereof, copies of all notices, requests and other documents received by the Pledgor relating to the Collateral unless the same were sent by the Pledgee.

Section 8.  Defaults.  An “Event of Default” shall be deemed to have occurred hereunder if the Company, the Pledgor or Mr. Han, fails in any respect to perform its or his respective Secured Obligations, or if any representation or warranty made by the Company, the Pledgor or Mr. Han under any Transaction Document was untrue in any material respect when made;  provided, however, if such default is curable, then an “Event of Default” shall be deemed to have occurred only if such default shall not have been cured within thirty (30) days after the occurrence of such default.

Section 9.  Remedies.  Upon and after the occurrence of any Event of Default:

(a)
The Pledgee may exercise its rights with respect to the Collateral, without regard to the existence of any other security or source of payment for the Secured Obligations, and may demand, sue for collection or make any other compromise or settlement with respect to other rights and remedies provided for herein or otherwise available to it, and the Pledgee shall have all of the rights and remedies of a secured party in New York under the Uniform Commercial Code.

(b)
Except as specifically reserved herein, the Pledgor waives all suretyship defenses at law and in equity, including waste and impairment of the Collateral, and further waives the requirement of any demand and presentment.  Ten (10) days’ prior notice to the Pledgor at the address provided below or at such other address as the Pledgor shall provide to the Pledgee in writing for such purpose, of the time and place of any public sale of the Collateral, or of the time after which any private sale or any other intended disposition is to be made, shall constitute reasonable notification.

(c)
The Pledgee is authorized at any such sale (including without limitation any sale to itself or its affiliate, the same being expressly authorized and contemplated herein), if the Pledgee deems it advisable to do so, in order to comply with any applicable securities laws, to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Collateral for their own account for investment, and not with a view to the distribution or resale thereof.  Sales made subject to such restriction shall not, solely by reason thereof, be deemed not to have been made in a commercially reasonable manner.

(d)
The Pledgee is specifically authorized, with respect to any Collateral that consists of security, to acquire such Collateral itself or to transfer such Collateral to any affiliate of the Pledgee at a price which shall be determined reasonably and in good faith by the mutual agreement of the Pledgor and the Pledgee.  The Pledgor expressly waives any requirement that the Pledgee conduct a public or private sale with respect to such Collateral and agree that such a disposition is commercially reasonable.

(e)
In case of any sale of all or part of the Collateral on credit for future delivery, the Collateral so sold shall be retained by the Pledgee until the purchase price is paid.  The Pledgee shall incur no liability in case of the failure of the purchaser to pay for the Collateral as so sold if the Collateral is recovered, or of the failure of the Pledgee to make any sale of the Collateral after giving notice thereof, and in case of any such failure, such Collateral may again be sold.

(f)
All cash proceeds received by the Pledgee in respect of any sale, collection or other enforcement or disposition of the Collateral shall be applied (after deduction of any amounts payable to the Pledgee for reasonable expenses of the sale, collection or disposition of the Collateral) against the Secured Obligations in such order as the Pledgee shall elect.  Upon payment or performance in full of all of the Secured Obligations, the Pledgor shall be entitled to the return of all Collateral pledged by them and all proceeds thereof, which have not been used or applied toward the payment of the Secured Obligations as herein authorized.

The Pledgor specifically understands and agrees that any sale by the Pledgee of all or part of the Collateral pursuant to the terms of this Agreement may be effected by the Pledgee at times and in manners which could result in the proceeds of such sale being significantly and materially less than might have been received if such sale had occurred at different times or in different manners, and the Pledgor hereby releases the Pledgee and its officers and representatives from and against any and all obligations and liabilities arising out of or related to the timing or manner of any such sale.

Section 10.  Waivers and Remedies.  Except as otherwise provided herein or by law, the Pledgor waives presentment, demand, notice and protest, notice of acceptance of this Agreement, and except as provided in Section 9(b) notice of all action by the Pledgee in reliance hereon.  No failure by the Pledgee to exercise, no delay by the Pledgee in exercising, and no single or partial exercise of, any right, remedy or power hereunder or under any other agreement relating to the Secured Obligations or to Collateral shall operate as a waiver thereof, or of any other right, remedy or power at any time.  No amendment, modification or waiver of any provision of this Agreement shall be effective unless contained in a writing signed by the Pledgee.  Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  The rights, remedies and powers of the Pledgee and the Pledgor, not only hereunder, but also under any other agreements of the Pledgor with the Pledgee including the Transaction Documents and applicable law, are cumulative and may be exercised successively, concurrently or alternatively.

Section 11. Term; Assignment; Binding Effect.  This Agreement shall remain in full force and effect until the earlier of (i) the redemption in full of all of the Series D Preferred Stock held by the Pledgee pursuant to the Transaction Documents, or (ii) the conversion of all of the Series D Preferred Stock into Common Stock of the Company pursuant to the Transaction Documents, so long as there is no outstanding claim or dispute between the Investor and/or its affiliates, on the one hand, and the Company, the Pledgor and/or Mr. Han, on the other hand, under the Transaction Documents.   The Pledgor may not assign this Agreement or any of its rights or duties hereunder to any Person.  The Pledgee may not assign its rights hereunder except to an affiliate of the Pledgee to which the Pledgee has validly transferred some or all of the Series D Preferred Stock held by the Pledgee.

Section 12.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except to the extent that the perfection of the security interest granted hereby in respect of any item of the Collateral may be governed by the applicable law of another jurisdiction.   Unless otherwise defined herein, all words and terms used in this Agreement shall have the meanings provided in the New York Uniform Commercial Code.  If any provision of this Agreement, or the application thereof to any person or circumstance, is held invalid, such provision shall be deemed to be modified to comply with applicable law or if not able to be so modified, shall be deemed to be severed from the Agreement, the remaining provisions of which to be valid and enforceable.

Section 13.  Signatures.  This Agreement may be executed in counterparts.

Section 14.  Headings.  The captions in this Agreement have been included for reference only and shall not define or limit the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

XD. Engineering Plastics Company Limited, as the Pledgor

By: _/s/ HAN Jie______________

Name: HAN Jie

Title: Director

Address: Palm Grove House, P.O. Box 438,  Road Town, Tortola, British Virgin Islands

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

MSPEA MODIFIED PLASTICS HOLDING LIMITED, as the Pledgee

By:______/s/Alan K. Jones___________

Name: Alan K. Jones

Title: Director

Address: c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street George Town, Grand Cayman, Cayman Islands KY1-9005

ANNEX A

SCHEDULE OF PLEDGED SHARES

•	16,000,000 shares of common stock, par value $0.0001, in China XD Plastics Company Limited registered in the name of XD. Engineering Plastic Company Limited.